BANK OF CHINA

File No.82-35030

5 February 2007

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07020790

SUPPL

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Camela Lee at (852) 2846 2703.

Yours faithfully,
For and on behalf of
Bank of China Limited

Jason C.W. Yeung
Company Secretary

Encl.

Annex A

List of Documents Furnished

1. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 January 2007 filed by the Bank with the Stock Exchange of Hong Kong Limited.

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	01/02/2007 14:03:27	Submitted By	03988P02
Date/Time Approved	01/02/2007 14:03:27	Approved By	03988P01
Submission No.	EBIS-070201-00002	Status	Approved

Company Code	LM03988 Bank of China Limited		
Your Capacity			
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C.W. Yeung		
Contact No.	2846 2700		

For the month ended : 31/01/2007

Name of Company	LM03988 Bank of China Limited		
Contact Person	Jason C.W. Yeung		
Contact Telephone No.	2846 2700	Date submitted	01/02/2007

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 3988 Description : H shares

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code : Description : A shares

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month RMB 253,839,162,009

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				
Balance at close of the month	76,020,251,269	177,818,910,740		

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

(•) Ordinary (1)
( ) Ordinary (2)
( ) Preference
( ) Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.	( ) Stock Code Subscription Price HKD	HKD				(•) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class
2.	( ) Stock Code Subscription Price HKD	HKD				(•) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class
3.	( ) Stock Code Subscription Price HKD	HKD				(•) Ordinary (1) ( ) Ordinary (2) ( ) Preference ( ) Other Class

4.		HKD				
( )						◉ Ordinary (1)
Stock Code						○ Ordinary (2)
Subscription Price HKD						○ Preference
						○ Other Class

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.	HKD				
					◉ Ordinary (1)
Stock Code					○ Ordinary (2)
Subscription Price HKD					○ Preference
					○ Other Class
2.	HKD				
					◉ Ordinary (1)
Stock Code					○ Ordinary (2)
Subscription Price HKD					○ Preference
					○ Other Class
3.	HKD				
					◉ Ordinary (1)
Stock Code					○ Ordinary (2)
Subscription Price HKD					○ Preference
					○ Other Class

Other Issues of Shares

Type of Securities				No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		
				◉ Ordinary (1)
				○ Ordinary (2)
				○ Preference
				○ Other Class
2. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		
				◉ Ordinary (1)
				○ Ordinary (2)
				○ Preference
				○ Other Class
3. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		
				◉ Ordinary (1)
				○ Ordinary (2)
				○ Preference
				○ Other Class
4. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		
				◉ Ordinary (1)
				○ Ordinary (2)

			◯ Preference ◯ Other Class
5. **Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	◉ Ordinary (1) ◯ Ordinary (2) ◯ Preference ◯ Other Class
6. **Repurchase of share**		Cancellation Date: (dd/mm/yyyy)	◉ Ordinary (1) ◯ Ordinary (2) ◯ Preference ◯ Other Class
7. **Redemption of share**		Redemption Date: (dd/mm/yyyy)	◉ Ordinary (1) ◯ Ordinary (2) ◯ Preference ◯ Other Class
8. **Other** (Please specify)	At Price : HKD	Issue and allotment date	◉ Ordinary (1) ◯ Ordinary (2) ◯ Preference ◯ Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name Jason C.W. Yeung

* Title Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

END